Exhibit 99.6

Emera Reports Q1 2012 Earnings

HALIFAX, Nova Scotia, May 11, 2012 (EMA-TSX): Emera Inc.’s consolidated net income for Q1 2012 was $80.2 million, compared to $123.6 million in Q1 2011. Q1 2011 earnings included a $28.2 million accounting gain on an acquisition and a $12.8 million after-tax gain realized on Algonquin Power & Utilities Corp. (Algonquin) subscription receipts. Absent these amounts, Q1 2011 net income was $82.6 million. Reported earnings per share were $0.65 in Q1 2012 compared to $1.06 in Q1 2011 ($0.71 excluding the aforementioned gains), reflecting the impact of additional common shares issued in Q1 2011.

“The unusually mild winter reduced earnings in our core utilities in Q1,” said Chris Huskilson, President and CEO of Emera Inc. “Our earnings growth target of 4-6% on average over the medium and longer term remains intact. However, the unusually mild winter, and the delays in increasing our investment in Algonquin and closing the First Wind transaction may make it more challenging to achieve that growth rate in 2012. With respect to our strategic initiatives, we are pleased with the progress we’re making. We’ve selected preferred transmission routes and released the request for proposals to supply the sub-sea cables for the Maritime Link, and will have our formal design and estimate ready for later this year. In addition, we received regulatory approval from the Maine Public Utilities Commission to proceed with our 49% investment in First Wind’s Northeast assets and our increased ownership in Algonquin.”

Nova Scotia Power Inc. (NSPI) contributed $59.6 million to consolidated net income in Q1 2012 compared to $63.6 million in Q1 2011. The decreased net income is primarily a result of decreased residential and commercial sales volumes due to unusually warm weather.

Maine Utility Operations contributed $8.5 million to consolidated net income in Q1 2012 compared to $9.4 million for the same period in 2011, also reflecting the impact of the warm winter.

Caribbean Utility Operations contributed $3.9 million to consolidated net income in Q1 2012 compared to $29.6 million in Q1 2011. Excluding the impact of the $28.2 million accounting gain previously noted, net income in Q1 2011 was $1.4 million. 2012 results reflect the increased investment in Light and Power Holdings, and an increase in regulatory cost recoveries in Grand Bahama Power Company.

Pipelines’ net income was consistent year-over-year, contributing $6.8 million to consolidated net income in both Q1 2012 and Q1 2011.

Emera’s Services Renewables and Other investments contributed $6.0 million to consolidated net income in Q1 2012 compared to $20.6 million in Q1 2011. The decreased net income is primarily due to the $12.8 million after-tax gain realized on Algonquin subscription receipts in Q1 2011.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference at 4:00 pm Atlantic time today (3:00 pm Toronto/Montreal/New York; 2:00 pm Winnipeg; 12:00 pm Vancouver) to discuss the Q1 2012 financial results.

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 7847722# (available until midnight, Friday, May 25, 2012). The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is an energy and services company with $7.0 billion in assets and 2011 revenues of $2.1 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com , www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486